December 22, 2022

VIA EDGAR SUBMISSION

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Fay

Brian Cascio, Accounting Branch Chief

Re: Talkspace, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed February 25, 2022

File No. 001-39314

Dear Mr. Fay:

This letter is being submitted in response to the comment letter dated December 13, 2022 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Jennifer Fulk, Chief Financial Officer (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below in italics, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2021

Cover, page 1

1.
Please revise your filing to provide the address of your principal executive offices.

Response

In response to the Staff’s comment, the Company notes it was a remote-only company with no permanent physical office space until recently. The majority of the Company’s employees are still working remotely, as noted in Note 9 on page 90 of the 2021 Form 10-K. The Company recently entered into a lease for principal executive office space and that address will be included in the 2022 Form 10-K and future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 64

2.
We note your reference to higher revenue reserves. Please clarify for us and in future filings the specific reasons for the higher revenue reserves. In addition, we note your reference to revenue from your health plan clients, prior to the impact of revenue reserves. Please clarify whether your reference to revenue prior to the impact of revenue reserves is a non-GAAP measurement.

Response

In response to the Staff’s comment, the Company notes its higher revenue reserves were due to higher revenues from health plan clients in FY 2021 compared to FY 2020 and longer history of collection trends helping the Company better refine its estimates. The Company started offering their services to health plan clients in the second half of 2019 and revenues have increased due to the increase in the number of health plan clients during the past couple of years.

The Company acknowledges that revenue prior to the impact of revenue reserves is a non-GAAP measurement. In future filings that include the measure revenue prior to the impact of revenue reserves, the Company will clearly and prominently identify the measure as a non-GAAP measure, include all information required pursuant to Item 10(e) of Regulation S-K and Regulation G, including a reconciliation to the most comparable GAAP measure, a statement about why the Company believes use of the metric is helpful to management and investors and a statement about the limitations of the non-GAAP measurement.

Consolidated Financial Statements

Revenue Recognition, page 80

3.
Please tell us whether the consideration promised in your contracts contains a variable amount, as set forth in ASC 606-10-32-5 through 32-10, and describe for us any related accounting. Revise your disclosure in future filings to address these matters, as well. In addition, address how you considered the requirement to record a refund liability as part of your accounting.

Response

In response to the Staff’s comment, the Company’s consideration promised in its contracts does not contain variable consideration as all contracts contain predetermined fixed prices. The Company considered the guidance of ASC 606-10-32-5 through 32-10 with respect to variable consideration and although its contracts do not generally contain refund provisions, the Company can from time to time provide refunds to its business to consumer members, as such the Company has estimated the refund liability for prepaid or unused subscription services which was recorded as a reduction against revenue as noted on page 82 of the 2021 Form 10-K, however the Company notes that estimated refunds were immaterial for the years ended December 31, 2021 and 2020.

The Company advises the Staff that it will clarify the related disclosure in future filings to be consistent with the information provided above.

Revenue Reserves, page 82

4.
Please explain to us how your recognition of revenue reserves complies with ASC 606. In this regard, identify the specific provisions you are relying upon for your accounting and presentation. In addition, we note revenue reserves are recorded as a reduction against revenue when identified. Clarify how you have considered ASC 606-10-45-4 as it relates to recording an expense related to the measurement of receivables.

Response

In response to the Staff’s comment, ASC 606-10-32-5 states that “an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer”.

The Company recognizes revenues primarily based on the Company’s assessment of its customers' ability and intention to pay and based on historical collection experience. Based on such analysis, revenues are recognized only for amounts expected to be collected. Amounts not expected to be collected were disclosed as revenue reserves which are offset from the receivable balance. The Company reviews on a quarterly basis the adequacy of its revenue reserves.

In addition, the Company reviews specific events, e.g., a bankruptcy filing, that suggests the customer no longer has the ability and intent to pay the amount due and, therefore, represents an impairment (bad debt) which should be accounted for under ASC 606-10-45-4 and ASC 326 Credit Losses, however no such events occurred in FY 2021 or FY 2020.

The Company advises the Staff that it will clarify the related disclosure in future filings to be consistent with the information provided above.

Please do not hesitate to contact the undersigned should you have any questions or comments regarding this response. Thank you very much for your attention to this matter.

By: /s/ Jennifer Fulk

Jennifer Fulk

Chief Financial Officer

cc:

John Reilly, Talkspace general Counsel

Brett Nadritch, Milbank LLP

Yael Naftaly, Kost Forer Gabbay & Kasierer, A Member of EY Global